UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012

Commission File Number: 001-35016

SGOCO Group, Ltd.

(Translation of registrant’s name into English))

14/F, Building #4, Beijing International Center
No. 38 East 3rd Ring Road North
Chaoyang District

Beijing, China 100026

Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Nasdaq Late Filing Deficiency Letter

On May 30, 2012, SGOCO Group, Ltd. (the "Company") received a letter from The Nasdaq Stock Market indicating that as a result of the Company's failure to timely file its Annual Report on Form 20-F for the year ended December 31, 2011, the Company no longer complies with the Nasdaq requirements for continued listing set forth in Nasdaq Marketplace Rule 5250(c)(1), which requires the timely filing of periodic reports.

The Nasdaq Staff has elected to exercise its discretionary authority under Listing Rule 5101 and expedite the review process by requesting that the Company submit its plan to regain compliance by June 12, 2012. Under the continued listing rules, the Staff can grant the Company an extension of up to 180 calendar days from the filing’s due date to regain compliance. After submission and review of the plan, the Staff will then determine whether to grant the Company additional time to file its Form 20-F and regain compliance or issue a Staff Delist Determination.

The Company plans to present its plan of compliance and request continued listing pending the completion of the plan.

A copy of the related press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

This report is hereby incorporated by reference to the Registration Statement on Form F-3 (File No. 333-176437) of the Company.

Exhibits

99.1 Press Release dated June 4, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SGOCO Group, Ltd.

	By:	/s/ Burnette Or
	Name:	Burnette Or
	Title:	Chief Executive Officer

Dated: June 5, 2012